COWEN GROUP, INC.

599 Lexington Avenue

New York, New York 10022

December 3, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:	Tom Kluck, Legal Branch Chief
Folake Ayoola, Attorney Advisor

Re:                               Cowen Group, Inc.

Registration Statement on Form S-3

Filed November 12, 2010

File No. 333-170591

Dear Mr. Kluck:

Pursuant to your letter dated November 30, 2010 and the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained therein, Cowen Group, Inc. (“Cowen”) filed Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-3 (Registration No. 333-170591) (the “Registration Statement”) on December 2, 2010.

In connection with the filing of Amendment No. 1, Cowen hereby acknowledges that:

•                                          Cowen is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                                          Cowen further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (212) 845-7900 or David K Boston or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Very truly yours,

COWEN GROUP, INC.

/s/ Peter A. Cohen

Peter A. Cohen

Chairman of the Board, Chief

Executive Officer and President

cc:	Owen S. Littman, Cowen Group, Inc.
David K. Boston, Willkie Farr & Gallagher LLP
Laura L. Delanoy, Willkie Farr & Gallagher LLP